FORM 51-102F3
Material Change Report

MATERIAL CHANGE REPORT UNDER SECTION 7.1(2) OR (3) OF
NATIONAL INSTRUMENT NO. 51-102

Item 1.	Reporting Issuer

Fronteer Development Group Inc. (the “Company”)
1055 West Hastings Street, Suite 1650
Vancouver, British Columbia V6E 2E9

Item 2.	Date of Material Change

A material change took place on March 27, 2007

Item 3.	Press Release

On March 27, 2007, a news release in respect of the material change was disseminated by the Company.

Item 4.	Summary of Material Change

The material change is described in the Company's press release attached hereto as Schedule A, which press release is incorporated herein. The Company announced changes to its executives.

Item 5.	Full Description of Material Change

No information other than that provided in Item 4 above is presently available.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7.	Omitted Information

No information has been omitted.

Item 8.	Executive Officer

Sean Tetzlaff, Chief Financial Officer and Corporate Secretary

Item 9.	Date of Report

DATED at Vancouver, in the Province of British Columbia, this 3rd day of April, 2007.

FRONTEER DEVELOPMENT GROUP INC.

Per:	“Sean Tetzlaff”
Sean Tetzlaff

CFO & Corporate Secretary

Schedule A

NEWS RELEASE 07-14	March 27, 2007

FRONTEER ANNOUNCES NEW CORPORATE APPOINTMENTS

Fronteer Development Group (Fronteer) (FRG – TSX/AMEX) (“Fronteer” or “Company”) is pleased to announce that Mr. Chris Lee (P.Geo.) has joined the Company as Chief Geoscientist. This new appointment fills a crucial role in Fronteer as its key projects advance towards feasibility, and as the Company continues to seek growth through ongoing discoveries, and acquisitions.

Previously a Principal Consultant with SRK Consulting (Canada) Inc., Chris specializes in project evaluations, structural analysis, grade control and resource estimation, and has applied these skills across a broad spectrum of deposit types around the world. During his recent seven year tenure with SRK, Chris worked on more than 60 mining projects, from grassroots exploration to full feasibility and producing operations.

"We are delighted that Chris has decided to join the Fronteer team," says Dr. Mark O’Dea, President & CEO. "He brings a wealth of specialized experience to our growing company and will play a vital role in our team of scientific and business experts.”

We are also pleased to announce that Mr. Ian Cunningham Dunlop (P.Eng.) has been appointed Vice-President, Exploration. Ian previously held the position of Exploration Manger for Canada and Turkey at Fronteer, and he is ideally suited for his new role as VP.

Ian will be replacing Dr Rick Valenta who will be returning home to Australia at the end of March. On behalf of the Company we wish Rick the very best in his future endeavours and thank him for his important role in building a strong foundation for Fronteer.

With a portfolio of high-profile projects, a solid footing in both the precious and strategic metals markets, and a healthy treasury, Fronteer is well-positioned for the next level of corporate development in 2007.

ABOUT FRONTEER

Fronteer is a rapidly evolving company committed to building long term value through ongoing discoveries and strategic acquisitions. There are currently nine drill rigs operating in Turkey on three projects and one drill rig operating in Mexico on two gold-silver projects. Fronteer has a strong balance sheet and has a prominent foothold in an emerging uranium-copper-gold district in the northern Yukon. Fronteer holds a significant interest in Aurora Energy Resources

(AXU – TSX).

For further information on Fronteer visit www.fronteergroup.com or contact:

Camon Mak, Investor Relations

Jessica Delaney, Media Relations

PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com